May 12, 2009

Steven E. Wilson
Chief Financial Officer
United Bankshares, Inc.
300 United Center
500 Virginia Street, East
Charleston, West Virginia 25301

Re: United Bankshares, Inc.
   Form 10-K for December 31, 2008
   File Number 2-86947

Dear Mr. Wilson:

We have completed our review of your Form 10-K and have no further comments.

Please direct any questions to David Lyon at 202-551-3421, or to me at 202-551-3698.

Sincerely,

Mark Webb
Legal Branch Chief